Exhibit 1

PERION APPOINTS MIKE GLOVER, FORMER PRESIDENT OF INFOSPACE, AS GENERAL MANAGER
OF SEARCH BUSINESS UNIT

Industry Veteran to Drive Efforts to Enhance and Expand Bing Partnership and Renew Search
 Segment Growth

Tel Aviv & New York – May 16, 2017 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today that Mike Glover has agreed to join Perion’s search unit as General Manager, effective May 15, 2017. Perion also announced that Amir Nahmias, current General Manager of search, has decided to step down in order to pursue other opportunities after nine years with the Company.  This change in search leadership is in line with stated Company goals to fortify its search unit and strengthen its relationship with Microsoft’s Bing.

Mr. Glover is an experienced leader in the search field with a substantial amount of influence in the industry. He joined InfoSpace Inc. in 2000 and played a critical role in securing long-term agreements with strategic publishers and search providers. He served as President of InfoSpace Inc.  and has more than 14 years of business development, sales and marketing experience. Previously, Mr. Glover served as a Director of Marketing and Product Development at Uniglobe.com.

"Perion is an innovative brand, holding a significant market share in the search industry," commented Mr. Glover. "I am honored to be named General Manager of the search business unit and am excited to join Perion's strong search team, leveraging my expertise to drive substantial growth via new channels and to take the Company's  search unit to the next level with strategic partners, including Bing."

Doron Gerstel, Perion's CEO also commented, "Mike's in-depth experience in the industry is essential for Perion's long-term strategy for growth in search. Mike understands and believes in the search media market and will be a fantastic new addition to spearhead this unit as we continue to evolve Perion as a search industry leader. The position itself will be based in Redmond in order to strengthen our key relationship with Microsoft's Bing."

On the subject of the departure of Mr. Nahmias from the company, Mr. Gerstel added, “I wish to thank Amir Nahmias for almost a decade of dedication to Perion. Amir has been key to strengthening Perion’s position in the search marketplace. Leading by example, Amir has been instrumental in steering the Company towards targeting higher quality publishers, has played an integral part in strengthening Perion’s relationship with key industry leaders, and has become an influential name in the search industry. On behalf of the board, shareholders and the employees of Perion, I wish him well in his future endeavors.”

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers.  Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will", "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Vicky Batkin
+972 (73) 398-1000
investors@perion.com

Source: Perion Network Ltd